Exhibit 21.1

Subsidiaries

Company	Country of Incorporation
Clean Power Inc.	Liberia

King Of Hearts Inc.	Liberia

Mr. Roi Inc.	Marshall Islands

Tankpunk, Inc.	Marshall Islands

Nirvana Product Trading Inc.	Marshall Islands

Volume Jet Trading Inc.	Marshall Islands

Petroleum Trading And Shipping Inc.	Marshall Islands

Intercontinental Crude And Product Enterprises Inc.	Marshall Islands